Mail Stop 4628


October 11, 2018

Vincent J. Morales
Senior Vice President and Chief Financial Officer
PPG Industries, Inc.
One PPG Place,
Pittsburgh, Pennsylvania 15272

       Re:    PPG Industries, Inc.
              10-K for Fiscal Year Ended December 31, 2017
              Filed February 15, 2018 and amended June 28, 2018
              File No. 1-01687

Dear Mr. Morales:

        We refer you to our comment letter dated August 30, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Anne M. Foulkes
       Senior Vice President and General Counsel